Mail Stop 3561

April 24, 2006

Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

> **RE:** **Electric Moto Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-124012**
> **Amendment Filed: April 10, 2006**

Dear Mr. Schless:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

1. You cannot claim the exemption from registration contained in section 4(2) for the December 18, 2005 sale to Nils Wiklund because the offering to Mr. Wiklund involved a general solicitation, which started when the initial Form SB-2 was filed. As a result, Rule 152 is not available to separate the offerings. Please consult Regulation S, which provides a safe harbor from integration, and provide us with an analysis as to whether the sale to Mr. Wiklund was effected in reliance on the provisions contained therein.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc. Richard Anslow, Esq.
    (732) 577-1188